EXHIBIT 99.1

MAG Silver Announces Closing of $60 Million Private Placement

VANCOUVER, British Columbia, April 30, 2020 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”) MAG is pleased to report that it has completed its previously announced non-brokered private placement offering of 4,528,302 common shares of MAG (the "Common Shares") to Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by him, at a price of C$13.25 per Common Share for gross proceeds of C$60,000,002 (the “Offering”).

MAG intends to use the net proceeds of the Offering to fund exploration and development of the Juanicipio Project and for working capital and general corporate purposes.

The securities issued pursuant to the Offering will be subject to a hold period under applicable Canadian securities laws, which will expire four months plus one day from the date of closing of the Offering. A finders’ fee is payable in connection with the Offering to a group of financial advisors led by Clarus Securities Inc.

“We thank Mr. Sprott for his support,” said George Paspalas, President and CEO of MAG. “His investment gives us considerable funding flexibility moving forward and positions us well as we continue advancing the surface construction and bring the underground mine into commercial production.”

The securities to be issued under the Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of MAG’s securities in the United States.

About MAG Silver Corp.

MAG Silver Corp. is a Canadian advanced stage development and exploration company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a Joint Venture with Fresnillo (56%). The Juanicipio Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp.  Fresnillo as operator, is currently working with Mexican Government officials to determine the most appropriate compliance approach to a temporary suspension decree associated with the COVID-19 pandemic, while minimizing the impact on the construction of the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation. As well, an expanded exploration program is in place at Juanicipio with multiple highly prospective targets across the property.

For further information on behalf of MAG Silver Corp.
Contact  Michael J. Curlook, VP Investor Relations and Communications

Phone:	(604) 630-1399	Website: www.magsilver.com
Toll Free:	(866) 630-1399	Email: info@magsilver.com

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions; the use of the net proceeds from the private placement is subject to change; political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov

LEI: 254900LGL904N7F3EL14